July 27, 2026

Dagi Ben-Noon
Chief Executive Officer
QTREX Quantum Ltd.
2 Ilan Ramon St.
Ness-Ziona, 7403635 Israel

        Re: QTREX Quantum Ltd.
            Registration Statement on Form F-1
            Filed July 21, 2026
            File No. 333-297602
Dear Dagi Ben-Noon:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Ron Ben-Bassat, Esq.